EXHIBIT 12
THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Quarter Ended March 31, 2013	For the Years Ended
(In thousands, except ratio)		December 30, 2012	December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008
Earnings/(loss) from continuing operations before fixed charges
Earnings/(loss) from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$8,796	$260,300	$83,199	$69,374	$(96,691)	$(182,017)
Distributed earnings from less than fifty-percent owned affiliates	—	9,251	3,463	8,325	2,775	35,733
Adjusted pre-tax earnings/(loss) from continuing operations	8,796	269,551	86,662	77,699	(93,916)	(146,284)
Fixed charges less capitalized interest	15,506	68,058	90,247	92,245	87,769	53,226
Earnings/(loss) from continuing operations before fixed charges	$24,302	$337,609	$176,909	$169,944	$(6,147)	$(93,058)
Fixed charges
Interest expense, net of capitalized interest(1)	$14,417	$63,225	$85,693	$86,301	$83,124	$48,191
Capitalized interest	—	17	427	299	1,566	2,639
Portion of rentals representative of interest factor	1,089	4,833	4,554	5,944	4,645	5,035
Total fixed charges	$15,506	$68,075	$90,674	$92,544	$89,335	$55,865
Ratio of earnings to fixed charges(2)	1.57	4.96	1.95	1.84	—	—

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Annual Report on Form 10-K for the year ended December 30, 2012 for The New York Times Company (the “Company”).

(1)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(2)	In 2009 and 2008, earnings were inadequate to cover fixed charges by approximately $95 million and $149 million, respectively, due to certain charges in each year.